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                                                                  Exhibit (a)(4)

                               [LOGO OF VIRYANET]

VIRYANET LTD.
5 Kiryat Hamada Street
Science Based Industries Campus
P.O. Box 23052
Har Hotzvim, Jerusalem 91230
Israel
Telephone: (972) 2 581-1462
Fax: (972-2) 581-5507

                                                                  August 6, 2001

TO ELIGIBLE EMPLOYEES HOLDING OPTIONS TO PURCHASE ORDINARY SHARES UNDER THE VIRYANET LTD. 1996 STOCK OPTION AND INCENTIVE PLAN, VIRYANET LTD. 1997 STOCK OPTION AND INCENTIVE PLAN, VIRYANET LTD. 1998 STOCK OPTION AND INCENTIVE PLAN AND VIRYANET LTD. 1999 STOCK OPTION AND INCENTIVE PLAN:

   As result of today's difficult market conditions, you most likely hold stock options with an exercise price that exceeds the market price of our ordinary shares. Because our board of directors recognizes that outstanding options may not currently be providing performance incentives for our valued employees, the board has considered a number of ways to provide you with the benefit of options that over time may have a greater potential to increase in value.

   As a result, we are happy to announce that ViryaNet Ltd. (the "Company") will offer to exchange new options that we will grant under the Company's 1999 Stock Option and Incentive Plan ("1999 Stock Plan") for your outstanding options under the Company's 1996 Stock Option and Incentive Plan, 1997 Stock Option and Incentive Plan, 1998 Stock Option and Incentive Plan and 1999 Stock Plan. You may tender to us (i.e. surrender for exchange) any of these options you hold for new options. You also have the right to choose not to tender any of your options. All employees at senior manager level or below are eligible to tender their options. Individuals who are officers and directors are not eligible to participate in the exchange.

   The number of ordinary shares subject to the new options will be equal to the number of unexercised shares subject to the options that you tender and we accept for exchange, multiplied by a factor of 1.1 (one and one-tenth), as adjusted for any stock splits, stock dividends and similar events. However, we will not issue any options exercisable for fractional shares. Instead, we will round down to the nearest whole number. The tendered options that we accept will be canceled as soon as practicable after the expiration of the offer to exchange. We plan to grant the new options on or about the first business day that is at least six months and one day following the date we cancel the tendered options that are accepted by us. According to our current schedule, we expect to cancel options on or about September 5, 2001, and accordingly we expect to grant new options on or about March 6, 2002.

   In order to receive new options, you must continuously be an employee of the Company or one of our subsidiaries from the date you tender options through the date we grant the new options and who is neither an

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officer or director of the Company nor on a leave of absence, except on a leave of absence approved by the Company's chief financial officer. If for any reason you are not an eligible employee continuously from the date you tender options through the date we grant the new options, you will not receive any new options or other consideration in exchange for your tendered options that have been accepted for exchange, and the tendered options will be cancelled whether or not vested prior to the tender.

   The exercise price per share of the new options will be the fair market value on the date of grant, which is generally equal to the last reported sale price per share of our ordinary shares on the Nasdaq National Market on the date of grant. As this date is in the future, we cannot predict the exercise price of the new options.

   Each new option will have the same vesting commencement date and vesting schedule as the option for which it was exchanged. You will receive credit for vesting accrued prior to the cancellation of the tendered options and for vesting that would have accrued during the period between the cancellation of the tendered options and the grant of the new options. The vesting schedule applicable to unvested shares under the new option will be equivalent to the vesting schedule of the tendered option. This means that the total number of shares vested and unexercised under the new option as of the date of grant will be equal to the number of shares that would have been vested on that date under the tendered option had the tendered option not been tendered and cancelled but instead continued to vest in accordance with its terms, as adjusted pursuant to the terms of the offer to exchange. The total number of shares that shall vest under the new option on each of the vesting dates after the grant date shall be equal to the number of shares that would have vested on such vesting date had the tendered option not been tendered and cancelled, as adjusted pursuant to the terms of the offer to exchange.

   If we are acquired after your tendered options have been accepted and cancelled, but prior to the grant date of the new options, then you will not receive a new option grant, unless our board of directors and the successor company decide in their discretion to grant you some or all of those new options.

   The board of directors makes no recommendation as to whether you should tender or refrain from tendering your options in the offer. You must make your own decision whether to tender your options.

   Our offer is being made under the terms and subject to the conditions of an offer to exchange and a related letter of transmittal and notice to withdraw tender, which are all enclosed with this letter. You should carefully read the entire offer to exchange, letter of transmittal and notice to withdraw tender before you decide whether to tender any of your options. A tender of options involves risks which are discussed in the offer to exchange and other documents referenced in the offer to exchange. To tender options, you will be required to properly complete and return to us the letter of transmittal and any other documents specified in that letter before the expiration date of the offer to exchange. The offer to exchange is currently scheduled to expire at 11:59 p.m., eastern time, on September 4, 2001.

   If you have any questions about the offer, please call the undersigned or Mr. Alon Tabak at (508) 490-8600.

   We thank you for your continued efforts on behalf of ViryaNet Ltd.

                                        Sincerely,

                                        ViryaNet Ltd.

                                                /s/ Albert A. Gabrielli
                                        _______________________________________
                                                  Albert A. Gabrielli
                                                Chief Financial Officer

Enclosures

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